SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: August 20, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-10.1

Guarantor under Facility Agreement
     On August 20, 2010, Navios Maritime Holdings Inc., through a wholly-owned subsidiary, entered into a Facility Agreement dated August 20, 2010, for a loan amount of $40.0 million. The Facility Agreement was entered into in connection with the pre-and post-delivery financing of a newbuilding capesize vessel. The facility is guaranteed by Navios Maritime Holdings Inc. The Facility Agreement is attached hereto as Exhibit 10.1 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into Navios Maritime Holdings Inc.’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: September 1, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Facility Agreement for $40.0 million, dated August 20, 2010